Exhibit 12
EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For The Nine Months Ended September 30,
	2011	2010
	(in millions, except for ratio)
Earnings
Income before income taxes	$419	$450
Income from equity investees	(12)	(12)

Income before income taxes before adjustment for income from equity investees	407	438
Fixed charges	190	145
Distributed income of equity investees	10	34
Allowance for funds used during construction	(2)	(9)

Total earnings available for fixed charges	$605	$608

Fixed charges
Interest and debt expense	$188	$143
Interest component of rent	2	2

Total fixed charges	$190	$145

Ratio of earnings to fixed charges	3.2	4.2

For purposes of computing these ratios, earnings means income before income taxes before:
-	income from equity investees, adjusted to reflect actual distributions from equity investments; and

-	fixed charges;

less

-	allowance for funds used during construction
Fixed charges means the sum of the following:
-	interest costs;

-	amortization of debt costs; and

-	that portion of rental expense which we believe represents an interest factor.